Simpson Thacher & Bartlett llp
900 G Street NW Washington, DC 20001 ____________________
telephone: +1-202-636-5500 facsimile: +1-202-636-5502

Direct Dial Number 202-636-5915	E-mail Address Nathan.Briggs@stblaw.com

June 14, 2023

Via EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Bernard A. Nolan, Senior Counsel

Re:	Golub Capital Private Credit Fund Draft Registration Statement on Form N-2 CIK No. 0001930087

Dear Mr. Nolan:

On behalf of Golub Capital Private Credit Fund (the “Fund”), we transmit for filing the Fund’s response to a comment received via telephone from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on June 13, 2023, relating to the Fund’s letter responding to prior comments from the Staff, filed with the SEC on May 5, 2023 (the “Prior Response Letter”), in respect of the above-referenced Registration Statement on Form N-2 (the “Registration Statement”). The response and information described below are based upon information provided to us by the Fund.

1.	We note your response to Comment 1 in the Prior Response Letter. Your response indicates that you might not immediately commence the offering of the Fund’s common shares registered pursuant to the Registration Statement (the “Common Shares”). Please confirm that, as required by paragraph (a)(1)(ix) of Rule 415 under the Securities Act of 1933, as amended (the “Rule”), you will commence the offering of the Fund’s Common Shares promptly following effectiveness and advise us what period of time might pass prior to you commencing the offering. In this regard, we note that waiting a period of weeks or months as you indicate would not be deemed prompt under the Rule.

Response: Without necessarily agreeing or disagreeing with the Staff’s legal analysis, the Fund confirms that it will commence offering the Fund’s Common Shares promptly following effectiveness of the Registration Statement in accordance with the Rule. In this regard, to the extent permissible by applicable law, including state securities laws, the Fund expects to start offering the Fund’s Common Shares as soon as practicable after effectiveness, which we currently expect to be within a few days after being declared effective.

Securities and Exchange Commission	June 14, 2023

_________________

Please call me (202-636-5915) with any questions you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ Nathan Briggs
Nathan Briggs

cc:

Keith O’Connell, Branch Chief
Michael J. Spratt, Assistant Director
Disclosure Review and Accounting Office

Joshua Levinson, Golub Capital Private Credit Fund

Daniel Colaizzi, Golub Capital Private Credit Fund

Rajib Chanda, Simpson Thacher & Bartlett LLP

2